

KUMBAHEALTH
healthcare. simplified.

PHILIP KLAPARDA
CO-FOUNDER & CEO
philip@kumbahealth.com

JAY GOSS
Chief Operating Officer
jay@kumbahealth.com



WHAT IS KUMBA (BIG PICTURE)?







CONSUMERS

LOOK.   BOOK.

PAY.   SAVE.

PROVIDERS

PREPAY
PATIENT REFERRAL.

PAYMENT ASSURANCE.



INVESTMENT THESIS (SUMMARIZED)



Insurance no longer a profitable lead-gen source



Providers fail to capture much of patient financial responsibility (worsened by HDHPs)





HDHPs are here to stay...consumers need to know the cost of healthcare





HOW IT WORKS

SAMPLE
PROVIDER
PROFILE PAGE
FOR SELECTING
SERVICE &
SCHEDULING

SAMPLE SEARCH RESULTS PAGE





SEARCH RESULTS PAGE
SHOWS LIST OF PROVIDERS,
SHORT BIO, OFFICE
LOCATION & AVAILABLE
APPTS

PROVIDERS CAN EASILY
ACCESS/EDIT THEIR
PROFILE, AVAILABILITY
AND PRICING





HOW IT WORKS (CONTINUED)

FINAL STEP IS FOR PATIENT TO CONVENIENTLY PAY FOR SERVICE/PROCEDURE ONLINE.

UPON DELIVERY OF SERVICE, PAYMENT IS TRANSFERRED TO PROVIDER BANK ACCOUNT.

KUMBAHEALTH
healthcare. simplified.



ACCOMPLISHMENTS

① **PLATFORM LAUNCHED – Q4 2015, ENHANCED Q3 2016**

② **PROVIDER VALIDATION – 100+ QUALITY PROVIDERS ENROLLED**

③ **SEASONED START-UP TEAM ASSEMBLED**

④ **CONSUMER VALIDATION – 10K SESSIONS, APPTS SCHEDULED**

⑤ **SEO & TEST-MARKETING INITIATIVES BEGUN**



REVENUE MODEL (PRIMARY)



TRANSACTION FEES + PREMIUM SERVICES

PREMIUM SUBSCRIPTION = $250-$425/MONTH/PROVIDER

AT SCALE, GENERATES
$150MM PER ANNUM

SUB PRICING VALIDATED BY ZOCDOC...which doesn't have:
+ Direct pay focus
+ High quality network
+ Payment platform



ROLL-OUT PLAN
private practices



NORTHERN CALIFORNIA
EXPANSION
(POP. 6.7 MM)

BEVERLY HILLS
BETA LAUNCH
(POP. 34,109)

SOUTHERN CALIFORNIA
EXPANSION
POP. 22.6 MM

PHOENIX
EXPANSION
(POP. 1.5 MM)

CHICAGO
EXPANSION
(POP. 2.7 MM)

NEW YORK CITY
EXPANSION
(POP. 8.4 MM)

PHILADELPHIA
EXPANSION
(POP. 1.55 MM)

DALLAS/ FT. WORTH
EXPANSION
(POP. 6.7 MM)

AT SCALE

- 60-75 GEO MKTS
- 200 PROVIDERS EACH (on avg)
- 20,000 PATIENTS/MARKET (on avg)

- **PHASE I** = BEVERLY HILLS BETA LAUNCH
- **PHASE II** = SOUTHERN CA EXPANSION
- **PHASE III** = EXPANSION TO NORTHERN CALIFORNIA (SF/SAN JOSE/OAKLAND)
- **PHASE IV** = NATIONWIDE BY WAY OF NYC, CHICAGO, TEXAS (HOUSTON/AUSTIN/SAN ANTONIO/DALLAS), PHILADELPHIA, PHOENIX

PHASE	# OF PROVIDERS	# OF APPOINTMENTS	REVENUE RUN RATE
PHASE I	50-100	100	$50,000
PHASE II	300-400	500	$500,000
PHASE III	500-600	2,000	$1,000,000
PHASE IV	5,000	20,000	$20,000,000



ROLL-OUT PLAN
medical groups & state medical associations

Rank	Medical Group	Headquarters	State	Offices	Physicians	Physicians per Office
1	Kaiser Permanente Medical Group	Oakland	CA	807	7,948	9.8
2	Cleveland Clinic	Cleveland	OH	331	2,138	6.5
3	Mayo Clinic	Jacksonville	FL	104	1,776	17.1
4	Mercy Clinic	Springfield	MO	512	1,674	3.3
5	North Shore–Long Island Jewish Medical Group	Syosset	NY	386	1,380	3.6
6	Aurora Medical Group	Sheboygan	WI	307	1,308	4.3
7	Palo Alto Medical Foundation Clinic	Santa Cruz	CA	104	1,158	11.1
8	Duke University Affiliated Physicians	Durham	NC	298	1,090	3.7
9	UW Physicians	Seattle	WA	209	1,072	5.1
10	IU Health Physicians	Indianapolis	IN	246	1,053	4.3
11	Novant Health Medical Group	Winston Salem	NC	323	1,034	3.2
12	Banner Medical Group	Peoria	AZ	225	984	4.4
13	Pediatrix Medical Group	Fort Worth	TX	250	961	3.8
14	UCLA Internal Medcn/Geriatrics	Los Angeles	CA	169	954	5.6
15	Scott & White Clinic	Temple	TX	146	891	6.1
16	Allina Health Medical Clinic	Coon Rapids	MN	79	886	11.2
17	Yale Medical Group	New Haven	CT	177	847	4.8
18	UW Health Clinics	Madison	WI	145	841	5.8
19	Henry Ford Medical Group	Detroit	MI	131	814	6.2
20	Northwestern Medical Group	Chicago	IL	100	768	7.7
21	Emory Clinic	Atlanta	GA	144	767	5.3
22	Carolinas Physicians Network	Charlotte	NC	186	738	4
23	Umass Memorial Medical Group Infectious Disease	Worcester	MA	148	735	5
24	Dartmouth–Hitchcock Manchester	Manchester	NH	99	731	7.4
25	Ochsner Clinic	New Orleans	LA	130	695	5.3



ACQUISITION STRATEGY



- FIELD SALES
- PEER REFERRAL
- EXPLAINER VIDEO
- PR/EARNED MEDIA
- CONFERENCES & EVENTS

FOCUS ON HIGH QUALITY PROVIDERS IN EACH GEO

PROVIDER ACQUISITION = $100-$150 PER



B2C

- PR/EARNED MEDIA
- WORD OF MOUTH
- DIGITAL ADV.
- EVENT MARKETING
- SEARCH
- SOCIAL MEDIA

B2B2C

- PARTNERSHIPS W/ INSURANCE BROKERS & EMPLOYERS (INSURED & SELF-INSURED)
- DOC-2-PATIENT REFERRALS
- STRAT PARTNERSHIPS

CONSUMER ACQUISITION = $20-25 PER (BLENDED)



COMPETITIVE LANDSCAPE

	Kumba Health	MDSave	SpendWell	ZocDoc	SnapHealth	PatientPop	Health In Reach
Lead Gen	✔	○	○	✔	✔	✔	✔
Payment Assurance	✔	✔	✔	○	✔	○	○
Transparent Pricing	✔	✔	✔	○	✔	○	✔
Quality Vetted	✔	✔	✔	○	○	○	○
Appt. Booking	✔	✔	○	✔	✔	✔	✔
Insurance to Cash	✔	○	○	○	○	○	○



TEAM KUMBA

Seasoned Entrepreneur



Philip Klaparda
CHIEF EXECUTIVE OFFICER

"Kumba lists real prices for medical services enabling consumers to see how much it costs to see a great doctor!"

Professional Early- Stage CXO



Jay Goss
CHIEF OPERATING OFFICER

"Kumba is great because it gets pricing front and center for both parties, so the market can work...we need this, badly!"

Clinical Chief - Cedars-Sinai



Leo Treyzon
CHIEF MEDICAL OFFICER

"I love Kumba because it enables physicians to help patients without the unnecessary barriers of insurance."

Former President - SpendWell Health



Marcee Chmait
STRATEGY ADVISOR

"No real prices is core reason why costs keep going up. Kumba is creating a supply & demand market for h/c services."

REST OF TEAM, PARTNERS & ADVISORS

HEAD OF PRODUCT PATRICK COLUMBRO	**HIPAA/DATA SECURITY** C-LEVEL SOLUTIONS	**INTELLECTUAL PROP** KERR IP	**CREATIVE DIRECTOR** EMILY KLAPARDA
WEB DEVELOPMENT THINK LOGIC	**HEALTHCARE ATTORNEY** NELSON HARDIMAN	**RICHARD KOFFLER** HEALTHCARE ADVISOR	**HEALTHCARE ADVISOR** NEXUS HEALTH SOLUTIONS



INVESTMENT OPPORTUNITY

Projections are dependent on variables outside of our control and may not materialize as displayed.



- **Expand Network: So California & 2nd Market** (300-500 providers)
- **Activate Consumer Acq. Strategy – achieve 600 monthly pmts**
- **Generate Revenue - $250K over six months**

USE OF FUNDS



TECHNOLOGY DEVELOPMENT 16%

MANAGEMENT 14%

G&A 10%

PHYSICIAN ACQUISITION 22%

CONSUMER ACQUISITION 38%

FUNDING TO DATE:

$300,000 SELF-FUNDED



UP TO $1MM SEED ROUND
TO SCALE BUSINESS IN PREPARATION FOR $3M-$5M SERIES A (2018)